SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                        HARRIS & HARRIS GROUP, INC.
                              (Name of Issuer)

                        HARRIS & HARRIS GROUP, INC.
                    (Name of Person(s) Filing Statement)


                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 413833104
                   (CUSIP Number of Class of Securities)

                             Mel P. Melsheimer
                        Harris & Harris Group, Inc.
                           One Rockefeller Plaza
                             Rockefeller Center
                             New York, NY 10020
                               (212) 332-3600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                  COPY TO:

                               Thomas A. Hale
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                             Chicago, Illinois
                               (312) 407-0835


                               July 14, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)



                         CALCULATION OF FILING FEE

        Transaction                          Amount of
         Valuation*                          Filing Fee

          $1,793,000                          $359.00

 * Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of 1,100,000 shares of Common Stock of Harris & Harris Group, Inc. $1.63 per Share. The amount of the filing fee was calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid: N/A                       Filing Party:  N/A
 Form or Registration No.: N/A                     Date Filed: N/A



      This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Harris & Harris Group, Inc., a New York corporation (the "Company"), to purchase up to 1,100,000 shares of its common stock, par value $0.01 per share, at a price of $1.63 per share the "Shares"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14,1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement and are incorporated herein by reference.


 ITEM 1.  SECURITY AND ISSUER.

      (a) The name of the issuer is Harris & Harris Group, Inc. The address of its principal executive offices One Rockefeller Plaza, Rockefeller Center, New York, New York 10020.

      (b) The information set forth in "Introduction," "Section 1. Price; Number of Shares of Common Stock" and "Section 10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

      (c) The information set forth in "Introduction" and "Section 9. Price Range of Shares of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference.

      (d)       This Statement is being filed by the issuer.


 ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)-(b) The information set forth in "Section 12. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.


 ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

      (a)-(j) The information set forth in "Introduction," "Section 7. Purpose of the Offer," "Section 10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section
 11. Certain Effects of the Offer" and "Section 12. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

 ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth in "Section 10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

 ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in "Introduction," "Section 7. Purpose of the Offer" and "Section 10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.


 ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      No persons have been employed, retained or are to be compensated by or on behalf of the Company to make solicitaions or recommendations in connection with the Offer.


 ITEM 7.  FINANCIAL INFORMATION.

      (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(2) attached hereto, which are incorporated herein by reference.


 ITEM 8.  ADDITIONAL INFORMATION.

      (a) The information set forth in "Introduction," and "Section
 10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

      (b)  Not applicable.

      (c)  Not applicable.

      (d)  Not applicable.

      (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively, is incorporated herein by reference.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)    Advertisement printed in The Wall Street Journal

      (a)(2) Offer to Purchase dated July 14, 1999 (including Financial Statements)

      (a)(3) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).

      (a)(4)    Text of Press Release issued by the Company dated July 14,
                1999.

      (b)       Not applicable.

      (c)       Letter dated July 1, 1999 from the Company to Ms. Susan
                Egli.

      (d)       Not applicable.

      (e)       Not applicable.

      (f)       Not applicable.


                                 SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          HARRIS & HARRIS GROUP, INC.


                          By:  /s/ Mel P. Melshimer
                               ---------------------------
                          Name:  Mel P. Melshimer
                          Title: President and Chief Operating Officer


 Dated: July 14, 1999


                             INDEX TO EXHIBITS


      (a)(1)    Advertisement printed in The Wall Street Journal

      (a)(2) Offer to Purchase dated July 14, 1999 (including Financial Statements)

      (a)(3) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).

      (a)(4)    Text of Press Release issued by the Company dated July 14,
                1999.

      (b)       Not applicable.

      (c)       Letter dated July 1, 1999 from the Company to Ms. Susan
                Egli.

      (d)       Not applicable

      (e)       Not applicable.

      (f)       Not applicable.